Exhibit 99.167

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

Fire & Flower Announces Expanded Digital Strategy with Wikileaf Asset Acquisition and Creation of New Branded Online Dispensaries

Asset light e-commerce model focuses on acquiring significant cannabis online user traffic, enrolling cannabis consumers into Spark Perks™ program, and launching branded online dispensary model in Canada and the U.S.

TORONTO, August 4, 2021 – Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF; OTCQX: FFLWF) and its wholly-owned subsidiary Hifyre™ Inc. (“Hifyre”), today announced the acquisition of certain assets from subsidiaries of Wikileaf Technologies Inc. (CSE: WIKI) (“Wikileaf”), an online platform for cannabis enthusiasts and consumers, as part of its innovative new digital strategy focused on enhancing the Company’s proprietary data-driven retail platform.

Wikileaf, which generates significant user traffic through engaging content and domain name strength, will be boosted through the incorporation of Hifyre’s unique data-driven technology solutions into its existing platform. Hifyre will transform the Wikileaf website into a virtual online dispensary for cannabis and accessory products utilizing the same e-commerce proprietary technology platform that powers the Fire & Flower retail network. Accessory products will be fulfilled through Fire & Flower’s agreement with Humble & Fume (CSE: HBML) announced last month.

A key aspect of the new digital strategy, Hifyre will create white-labelled online dispensaries fulfilled initially by the Fire & Flower retail network, that can be expanded to other cannabis dispensaries and delivery channels both in Canada and the U.S. In addition, users of all white-labelled websites will be enrolled into Fire & Flower’s proprietary Spark Perks membership loyalty program, expanding upon its ability to capture a high level of engagement and understanding of cannabis consumer preferences and habits both in Canada and the U.S.

“Hifyre’s expanded digital strategy offers a significant opportunity to expand the Company’s e-commerce revenue channels through an asset-light and highly scalable model both in Canada and the U.S.,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “The branded online dispensary model is accretive to our retail channel as it offers the opportunity to capture new customers and drive an additional stream of high margin revenue through our Hifyre platform.”

“We believe owning the customer relationship is the most prized part of the value chain and this has been successfully achieved through membership in our Spark Perks program,” shared Matthew Hollingshead, Chief Innovation Officer of Fire & Flower and President of Hifyre. “Our ability to white-label our e-commerce platform offers the opportunity for any brand to create a virtual online cannabis dispensary through our proprietary technology.”

Definitive Asset Purchase Agreement of Wikileaf

As part of the Hifyre digital strategy, the Company has entered into a definitive asset purchase agreement with Wikileaf Technologies Inc. and certain subsidiaries thereof (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, Hifyre will acquire certain digital assets and intellectual property rights of Wikileaf.

The website, associated domain names, e-mail subscriber database, social media channels, content generation platforms, trademarks and technology stack powering the Wikileaf platform generates significant online cannabis user traffic.

Total consideration for the purchase is $7.5 million, payable in common shares of Fire & Flower based upon the Company’s 10-day volume weighted average price. The transaction is anticipated to close during the Company’s fiscal third quarter and is subject to customary conditions including the satisfaction or waiver of all conditions in the Asset Purchase Agreement and the receipt of applicable regulatory approvals (including the approval of the Toronto Stock Exchange) and Wikileaf shareholder approval.

To learn more about Wikileaf, visit www.wikileaf.com.

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with more than 85 corporate- owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre Inc., to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre digital retail and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with American Acres Managers upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit www.fireandflower.com.

About Hifyre

The Hifyre Digital Retail and Analytics Platform is a proprietary ecosystem of products that includes the Spark Perks member program, Hifyre ONE retail software platform and the Hifyre IQ cannabis data and analytics platform.

The Hifyre platform also supports Fire & Flower’s advanced operations and provides a competitive advantage in providing a tailored digital experience and understanding consumer behaviours in the evolving cannabis market.

To learn more about Hifyre, visit www.hifyre.com.

For More Information Contact:

Investor Relations

investorrelations@fireandflower.com

1-833-680-4948

Media Relations

media@fireandflower.com

780-784-8859

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking information in this news release includes, but is not limited to, statements in respect of the consummation of the transactions contemplated by the Asset Purchase Agreement and the integration of any acquired assets into the Company’s operations and digital strategy.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 30, 2021 and the heading “Risks and Uncertainties” in the management discussion and analysis for quarter ended May 1, 2021 filed on its issuer profile on SEDAR at www.sedar.com. The forward-looking statements contained in this new release are made as of the date of this news release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.